Squire Patton Boggs (US) LLP

221 E. Fourth St., Suite 2900

Cincinnati, Ohio 45202

O    +1 513 361 1200

F    +1 513 361 1201

squirepattonboggs.com

Stephen C. Mahon

T    +1 513 361 1230

Stephen.Mahon@squirepb.com

June 6, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Attention: Jay Ingram, Legal Branch Chief

Re:	Advanced Drainage Systems, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed May 19, 2014 File No. 333-194980

Dear Mr. Ingram:

On behalf of Advanced Drainage Systems, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 29, 2014, relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-194980) filed with the Commission on May 19, 2014 (the “Registration Statement”). This response letter has been filed on EDGAR, and three courtesy copies have been sent by Federal Express.

The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For the convenience of the Staff, we are enclosing with this response letter copies of Amendment No. 2 with the relevant new disclosures marked for the Staff’s ease of review.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto. Capitalized terms not defined herein have the meaning given to them in Amendment No. 2 and references in the responses to page numbers are page numbers in Amendment No. 2.

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U.S. Securities and Exchange Commission June 6, 2014 Page 2	Squire Patton Boggs (US) LLP

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

Results of Operations, page 60

Fiscal Year Ended March 31, 2014 Compared with Fiscal Year Ended March 31, 2013, page 60

1.	We note your response to comment 20 in our letter dated April 29, 2014. Please elaborate why you were unable to pass through virgin raw material costs for your fiscal year ending March 31, 2014.

In response to the Staff’s comment, the Company has revised the corresponding disclosure on page 61 accordingly.

Business, page 88

Manufacturing Process, page 102

2.	We have read the supplemental materials that you provided in response to comment 27 in our letter dated April 29, 2014. As previously requested, please revise your filing to include your production capacity utilization as a percentage of total capacity for the fiscal periods presented in your document.

In response to the Staff’s comment, the Company has revised the corresponding disclosure on page 102 accordingly.

Executive Compensation, page 118

Payout Awards for Fiscal Year 2014, page 124

3.	We note your response to comment 29 in our letter dated April 29, 2014. Please disclose the EBITDA and average debt balance achieved in fiscal year 2014.

In response to the Staff’s comment, the Company has revised the corresponding disclosure on page 124 accordingly.

Potential Payment upon Termination or Change in Control, page 132

4.	Compensation information related to potential payment to named executive officers upon termination or change in control is required information that may not be omitted under Rule 430A. Please include all payment information related to termination or change in control in your next amendment.

In response to the Staff’s comment, the Company has revised the corresponding disclosure on page 134 accordingly.

U.S. Securities and Exchange Commission June 6, 2014 Page 3	Squire Patton Boggs (US) LLP

Principal and Selling Stockholders, page 138

5.	Please include the number of shares and percentage of shares owned by each beneficial owner before the offering in your principal and selling stockholders table on page 139.

In response to the Staff’s comment, the Company has revised the corresponding disclosure on page 139 accordingly.

Financial Statements

Background and Summary of Significant Accounting Policies

Inventories, page F-11

6.	Please quantify and disclose the amount of fixed manufacturing overheads you have expensed as a result of excess capacity for each period presented.

As described in our response to comment 2 above, our normal production capacity utilization as a percentage of total capacity has ranged from 63% to 65% during fiscal years 2012, 2013 and 2014. For fiscal years 2012, 2013 and 2014, the amount of fixed manufacturing overhead expensed as a result of excess capacity was immaterial (less than $850,000 each year). We will disclose the amount of fixed manufacturing overheads expensed as a result of excess capacity in future filings if such amounts are material.

* * * * *

We appreciate the efforts of the Staff and look forward to resolving the above comments as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 2 or this response letter to Stephen C. Mahon at (513) 361-1230 or Aaron A. Seamon at (614) 365-2759.

Very truly yours,

/s/ Stephen C. Mahon

Stephen C. Mahon

Enclosures

cc:

Joseph A. Chlapaty, Advanced Drainage Systems, Inc.

Fredric L. Smith, Esq., Squire Patton Boggs (US) LLP

Aaron A. Seamon, Esq., Squire Patton Boggs (US) LLP

Kirk A. Davenport II, Esq., Latham & Watkins LLP

Ian D. Schuman, Esq., Latham & Watkins LLP